FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Delisting of Devgen NV”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES OR ANY OTHER
JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Basel, Switzerland, February 27, 2013

Delisting of Devgen NV

Syngenta announced today that Devgen has been delisted from NYSE Euronext Brussels. Syngenta will hold 100% of the Devgen shares upon the closing and settlement of the squeeze-out. The squeeze-out opened on February 6, 2013 and closed on February 26, 2013 (16:00 Central European Time). Prior to the opening of the squeeze-out, 98.32% of Devgen shares had already been tendered into Syngenta’s bid. The results of the squeeze-out will be announced to the public on March 5, 2013 and payment of the shares and warrants tendered during the squeeze-out will take place on March 8, 2013.

The prospectus relating to the tender offer and the Devgen Board memorandum of response recommending the offer were approved by the Belgian Financial Markets and Services Authority on November 8, 2012. The acceptance procedures are described in the prospectus, which is available at no cost at the counters of the receiving and paying agent, KBC Bank NV or KBC Securities NV (or via +32(0)3 283 29 70). An electronic version of the prospectus is also available on the following websites: www.kbc.be, www.kbcsecurities.be and www.syngenta.com.

Syngenta is one of the world’s leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – February 27, 2012 / Page 1 of 2

Important notice

With the exception of the FSMA, no governmental or other authority in any other jurisdiction has approved the prospectus, the tender offer or any possible squeeze-out. Neither the prospectus nor this announcement constitutes an offer to purchase or to sell securities or a solicitation of an offer to purchase or sell securities (i) in the United States or in any other jurisdiction in which such offer or solicitation is unlawful or (ii) to any person to whom it is unlawful to make such offer or solicitation. It is the responsibility of any person in possession of the prospectus or this announcement to obtain information on the existence of any such restrictions and to be sure to conform therewith where appropriate.

No action has been or will be taken to permit a public offer in any jurisdiction other than in Belgium. None of the prospectus, the acceptance form or any advertisement or any other material may be supplied to the public in any jurisdiction outside Belgium in which any registration, qualification or other requirements exist or would exist in respect of any offer to purchase or to sell securities. In particular, none of the prospectus, the acceptance form or any other advertisement or material may be distributed to the public in the United States, the Netherlands, Canada, Australia, the UK or Japan. Any failure to comply with these restrictions may constitute a violation of US securities laws or the financial laws and regulations in other jurisdictions such as Canada, Australia, the Netherlands, the UK or Japan. Syngenta explicitly declines any liability for breach of these restrictions by any person.

The bid is not being and will not be made, directly or indirectly, in or into, or by the use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of the United States, and the securities subject to the bid may not be tendered in the bid by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States.  Accordingly, except as required by applicable law, copies of the prospectus, the acceptance form and any other documents or materials related to the bid are not being, and may not be, directly or indirectly mailed or otherwise forwarded, distributed or sent into or from the United States or to any person located or resident in the United States. Persons receiving the prospectus, the acceptance form or such documents (including without limitation nominees, trustees or custodians) must not forward, distribute or send them into the United States or to any person located or resident in the United States.  Any purported tender of the securities subject to the bid resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of the securities subject to the bid made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will not be accepted.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.

This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 27, 2012 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 27, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration